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SEC FILE NUMBER
8-67169

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
DEC 28 2021
Washington, DC

NAME OF FIRM: SageTrader, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

465 California Street, Suite #838
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Mark Bold (Name) (415) 850-5822 (Area Code – Telephone Number) Mark.Bold@sagetrader.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper, LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

09/29/2003 (Date of Registration with PCAOB)(if applicable) 274 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Mark Bold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SageTrader,LLC as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CFO

Notary Public

NOTARY PUBLIC
RAY W MCDONALD III
COMM. # 701419
COMMISSION EXPIRES
AUGUST 20, 2022
STATE OF UTAH

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.
X (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SageTrader, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of September 30, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2006.]

EISNERAMPER LLP
New York, New York
December 21, 2021

SAGETRADER, LLC
Statement of Financial Condition
September 30, 2021

Assets

Cash	$	726,990
Deposits with clearing brokers		1,185,783
Reimbursed expenses receivable from customers		40,447
Referral fees and other receivables		525,199
Prepaid expenses, deposits and other		23,234
Total assets	$	2,501,653

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,491,931
Member's equity		1,009,722
Total liabilities and member's equity	$	2,501,653

SAGETRADER, LLC
Notes to the Statement of Financial Condition
September 30, 2021

1. <u>Business and Summary of Significant Accounting Policies</u>

<u>Business</u>
SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of: the Financial Industry Regulatory Association ("FINRA"), the BATS Exchange, the BZX Exchange, the BYX Exchange, the EDGA Exchange, the EDGX Exchange, NYSE ARCA, MMEX and, Nasdaq. The Company deregistered from the Commodity Futures Trading Commission ("CFTC") and withdrew its membership with the National Futures Association ("NFA") during the year ended September 30, 2021.

As of September 30, 2021, the Company had two (2) correspondent clearing relationships with: (1) Lek Securities Corp. ("LEK") and (2) Electronic Transaction Clearing. Inc. ("ETC") doing business as ApexPro (collectively the "Clearing Brokers"). The ETC relationship was established to facilitate a new introduced customer. The Clearing Brokers provide securities custodial and clearing services to its customers. The Company acts as a fully disclosed introducing broker-dealer and introduces customers to the Clearing Brokers.

During the year, ended September 30, 2021, the Company terminated its correspondent clearing relationships with three clearing firms: (1) Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities, Inc. ("WSI") and, (3) Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"). Additionally, the Company terminated its futures introducing broker agreement with Wedbush Securities Inc. Futures Division

In December 2019, the Company entered into Commission Sharing Agreements ("CSA") with Precision Securities, LLC ("Precision") and Clear Street, LLC ("Clear Street") (collectively, the "CSA Parties"), whereby the Company agreed to refer , at the discretion of its individual customers and the discretion of the CSA Parties, its introduced customers to Precision and execution customers to Clear Street respectively. Precision and Clear Street are under common control. Upon completion of the transfers under CSA, the Company maintained one large execution customer. As part of CSA, some salaried employees were rehired by the CSA Parties, while the company reduced its staffing and other overhead expenses to sustainable levels.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue from Contracts with Customers

Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates and recognizes revenue from: 1) introducing and execution commission revenues from its customers, including net profit from riskless principal transactions; 2) referral fees earned from the CSA Parties and 3) Interest income from customers.

Introducing commission revenue is generated by the Company as a non-carrying introducing broker dealer from conducting introducing the customers' trades to other clearing brokers. The Company establishes the commission rate with the customer and ultimately sets the price and records commissions on a gross basis. In general, the commissions are charged to customers on the trade date by the clearing brokers.

Execution commission revenue come from commissions charged to customers for orders directed to the Company for execution through broker-dealers with whom it has relationships and on the exchanges to which it is a member. The Company establishes the execution rate with the customer and passes through any exchange fees. In the current year Company primarily provided execution services to only one customer.

Riskless principal transactions generate commission equivalent revenues when the Company executed limit orders directed by customers at or better than the customer's limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Commission revenues and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because it is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to/from the customers.

Referral fee revenue is generated pursuant to CSA whereby the Company agreed to refer, at the discretion of its individual client and the discretion of the CSA Parties, its introduced customers and execution customers, respectively. Under CSA, the CSA Parties have contractually committed to paying the Company a percentage of the net revenue generated from the transferred customers through October 2022, with payments calculated quarterly. The Company records referral fees as reported by the CSA Parties.

Interest revenue from customers is the difference between what the clearing brokers charge the Company on aggregated customer balances and the amount charged to the customers and is settled by the clearing broker at the end of the month.

Recently Adopted Accounting Pronouncement

In June 2016, the Financial Accounting Standard Board (the "FASB") issued ASU No. 2016-13, Financial Instruments- Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

Effective October 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact to the opening member's equity.

Accounts Receivable

The Company's receivables include: reimbursed expenses receivable from customers, which represents costs invoiced to the customers; receivable due from other broker-dealers, and referral fees receivables accrued under CSA.

The Company's accounts receivable are carried at cost less the allowance for credit losses. Accounts receivables are generally due after the credit period as per agreement.

Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. All accounts receivable as of September 30, 2021 have been subsequently received as of the report date, and the Company has not recorded the allowance from credit losses.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is included in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the statement of financial condition. Accordingly, no provision for income taxes is reflected in member's equity. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Revenue Concentration

Upon completion of the transfers under CSA, the Company maintained one large execution customer. The company reduced its staffing and other overhead expenses to sustainable levels supported with the revenues generated by this one account. In September 2021 the Company added an additional introduced account.

During the year ended September 30, 2021, the majority of the Company's revenue was earned from this execution customer.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On September 30, 2021, the Company had net capital of $410,909 after deductions for non- allowable assets. Net capital was $311,447 in excess of its required net capital of $99,462. The Company's aggregate indebtedness to net capital ratio was 3.63 to 1.

See Note 8 for subsequent events related to net capital compliance.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Occupancy

New York

The Company cancelled its month-to-month contract for the office in New York City effective December 31, 2020. The Company no longer has an office in New York City. It currently has two employees in New York City working from home.

San Francisco

On December 10, 2019, the Company entered into a month-to-month office sharing agreement with the Parent for the office in San Francisco.

6. Related Party Transactions

Eight (8) Individuals who have member interests in the Parent provide consulting services to the Company during the year ended September 30, 2021.

Three individuals who have member interests in the Parent had provided loans to the Company. These loans were paid off on October 9, 2020.

An investor with a non-controlling interest in the Parent is also a principal in two other entities which have a controlling interest in Precision and Clear Street. The investor has no controlling interest in the Parent nor the Company.

7. Contingency

FINRA agreed to hold in abeyance its recommendation to issue charges on potential AML violations and instead, agreed to engage in further discussions with the Company on the potential AML charges in January 2022. The Company and its counsel believe it has bona fide and persuasive defenses to present in future discussion and is prepared to go to litigation if necessary. In prior discussions, FINRA has suggested a fine of $150,000 to fully resolve the matter, however, based on the evidence and regulatory guidance on the issue reviewed by the counsel, the Company does not believe that this is a reasonable or probable estimate of where this matter will be resolved. No adjustments have been made to the accompanying statement of financial condition as a result of this matter.

8. Subsequent events

Prior to December 1, 2021, the Company has been in settlement negotiations in connection with a pending enforcement matter led by FINRA. On December 1, 2021, the Company accepted a pending offer from FINRA's Enforcement Department to settle the significant portion of this matter for $775,000, and defer the remaining portion, which the Company plans to litigate with FINRA. The Company accrued the settlement amount, and it is included in accounts payable and accrued expenses on the Statement of Financial Condition as of September 30, 2021.

However, as a result of this retroactive accrual, the Company has determined upon examination of its financial condition that it first fell below its minimum net capital requirement of the greater of $5,000 or 6 2/3% of its aggregate indebtedness ("MNC") as of October 31, 2021. On that date, the Company determined that it had a net capital deficiency of $60,513 based upon its MNC and remained out of net capital compliance until November 15, 2021, when the Company collected receivables sufficient to meet its net capital requirement. Since then, it has remained in compliance with its MNC requirement. In addition, in order to ensure that the Company remained in compliance, on November 30, 2021, the Parent made a permanent capital contribution to the Company of an additional $200,000, which raised its excess net capital by the same amount. The Company has amended its FOCUS report as of September 30, 2021, to reflect the accrual noted above.